Exhibit 99.12

LETTER OF CONSENT
Brad Evans, MAusIMM
General Manager, Mining Plus Pty Ltd

I consent to the inclusion in this annual report on Form 40-F of Northgate Minerals Corporation (the "Corporation") dated March 30, 2010 (including all exhibits, the "Annual Report") which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the "NI 43-101 Technical Report on Fosterville Gold Mine, Victoria Australia" dated March 25, 2008 (the "Technical Report") and the inclusion of the Reserve and Resource Statement ("the Reserve and Resource Statement") prepared as of December 31, 2009 in the Annual Report.

I also consent to the incorporation of the references to my name and the use of the Technical Report in the Annual Information Form of the Corporation, which is included in the Annual Report.

March 30, 2010

By: /s/ Brad Evans
Brad Evans, MAusIMM
General Manager,
Mining Plus Pty Ltd